CAESARS GROWTH PROPERTIES HOLDINGS, LLC

One Caesars Palace Drive

Las Vegas, Nevada 89109

May 29, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck, Branch Chief

Re:	Caesars Growth Properties Holdings, LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed May 18, 2015
File No. 333-203106

Dear Mr. Kluck:

This letter responds to the comment letter (the “Comment Letter”) dated May 26, 2015 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-4 filed March 30, 2015 (the “Form S-4”), as amended by that Amendment No. 1 to the Form S-4 filed May 18, 2015 (“Amendment No. 1”), of Caesars Growth Properties Holdings, LLC (the “Company”). For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response.

General

1.	We note your revised disclosure in response to comment 1 of our letter dated April 24, 2015 and we reissue in part our prior comment. Please briefly describe the litigation in your summary.

We have revised the disclosure in the “Summary” section of Amendment No. 2 filed concurrently herewith to describe the litigation in greater detail. For reference, we have included that description below.

CEOC Bondholder Litigation

Creditors of Caesars Entertainment and its subsidiaries, including the successor indenture trustee for CEOC’s Second-Priority Senior Secured Notes due 2018, holders of CEOC’s Senior Unsecured Notes due 2016 and 2017, the successor indenture trustee for CEOC’s 8.5% senior secured notes due 2020 and the successor Trustee for CEOC’s 12.75% Second-Priority Senior Secured Notes due 2018, have sued CAC and Growth Partners under state law in an effort to recover, for their benefit, the assets Growth Partners acquired in the Transactions and the Asset Purchase Transactions as fraudulent transfers. CAC and Growth Partners strongly believe there is no merit to these actions and CAC and Growth Partners will defend themselves vigorously and

U.S. Securities and Exchange Commission

May 29, 2015

seek appropriate relief should any action be brought. However, in the litigations, plaintiffs seek, among other remedies, return to CEOC of six casino properties Growth Partners acquired in the Transactions and the Asset Purchase Transactions for approximately $3.1 billion in cash and assumed debt. The six casino properties acquired in the Transactions and the Asset Purchase Transactions are the only casino properties owned by Growth Partners and account for 100% of Growth Partners’ revenue from casino operations. In fiscal year 2014, revenue from casino operations accounted for over 68 percent of Growth Partners’ total net revenue.

At the present time, we believe it is not probable that a material loss will result from the outcome of these matters. However, given the uncertainty of litigation, combined with the fact that the matters are each in their very preliminary stages and discovery has not yet progressed in any of them, we cannot estimate a range of reasonably possible losses should the matters ultimately be resolved against us. Should these matters ultimately be resolved through litigation outside of the financial restructuring of CEOC, which we believe these matters would likely be long and protracted, and were a court to find in favor of the claimants in the actions, such determination could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

See “Business—Legal Proceedings—CEOC Bondholder Litigation” for a discussion of these proceedings and “Risk Factors—Risks Related to Our Dependence on CES and Caesars Entertainment—CAC and Growth Partners and subject to fraudulent transfer litigation that, if adversely decided, may require CAC and Growth Partners to return the assets acquired in the Transactions and the Asset Purchase Transactions, or their value, to Caesars Entertainment and its subsidiaries” for a discussion of the risks related to these actions.

Note 13 – Litigation, Contractual Commitments and Contingent Liabilities

CEOC Bondholder Litigation, page F-29

2.	We note in your response to prior comment 5 that you are unable to estimate a range of reasonably possible losses. However, the disclosure included on pages F-31, and F-70 indicates that you cannot provide assurance of the range of potential losses. Please revise your disclosure in future filings to clearly indicate that you cannot estimate a range of reasonably possible losses.

We have revised pages 84, F-31 and F-70 of Amendment No. 2 filed concurrently herewith in response to the Staff’s comment.

* * * *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any

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May 29, 2015

proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (702) 407-6000. Written correspondence to the Company may be directed to my attention at One Caesars Palace Drive, Las Vegas, Nevada.

Sincerely,

/s/ Michael Cohen

Michael Cohen

General Counsel

cc:	Mitch Garber, Caesars Acquisition Company
Craig Abrahams, Caesars Acquisition Company
Monica K. Thurmond, Paul, Weiss, Rifkind, Wharton & Garrison LLP